

Mail Stop 3628

November 6, 2019

Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Wells Fargo Bank, National Association as Certificate Administrator
9062 Old Annapolis Road
Columbia, MD 20145

> **Re: CD 2018-CD7 Mortgage Trust**
> **Form 10-K for Fiscal Year Ended December 31, 2018**
> **Filed March 20, 2019**
> **File No. 333-206705-15**

Dear Ms. Kaplan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP
Kate Foreman, Cadwalader, Wickersham & Taft LLP